

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2024

Youngtao Luo
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
21/24F, Ping An Finance Center, No. 5033 Yitian Road
Futian District, Shenzhen,
Guangdong, 518000, People's Republic of China

> Re: **OneConnect Financial Technology Co., Ltd.**
> **Forms 20-F and 20-F/A for the year ended December 31, 2023**
> **File No. 001-39147**

Dear Youngtao Luo:

We have reviewed your July 5, 2024, response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2024, letter.

Amendment to Form 20-F for the year ended December 31, 2023

General

1. We note your response to prior comment 1. Please amend your Form 20-F to include full Item 15 disclosures as well as your audited financial statements for the fiscal year ended December 31, 2023. Refer to guidance in Regulation S-K Compliance and Disclosure Interpretation Section 246.13.

      Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Technology

cc: Shuang Zhao